

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 11, 2016

Mr. Mark Sachleben
Chief Financial Officer
New Relic, Inc.
188 Spear Street, Suite 1200
San Francisco, CA 94105

      Re: **New Relic, Inc.**
            Form 10-K for the Year Ended March 31, 2015
            Filed May 28, 2015
            File No. 001-36766

Dear Mr. Sachleben:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kathleen Collins

                           Kathleen Collins
                           Accounting Branch Chief
                           Office of Information Technologies
                           and Services